UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No.  10   )*

                               Time Warner Inc.

                               (Name of Issuer)

                    Common Stock, par value $.01 per share

                        (Title of Class of Securities)

                                  887315 10 9
                                (CUSIP Number)
                             Robert W. Matschullat
                        Joseph E. Seagram & Sons, Inc.
          375 Park Avenue, New York, New York  10152  (212) 572-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               February 5, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).































                             PAGE 1 OF 13 PAGES

                                 SCHEDULE 13D


CUSIP No.   887315 10 9                        Page   2   of   13   Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE SEAGRAM COMPANY LTD.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              11,763,349
BENEFICIALLY
   OWNED      8   SHARED VOTING POWER
    BY
   EACH
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON              11,763,349
   WITH
              10  SHARED DISPOSITIVE POWER

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,763,349

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.3

 14  TYPE OF REPORTING PERSON*

          CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                               Page   3   of   13   Pages

          The Statement on Schedule 13D, as amended (the "Schedule 13D"),

filed pursuant to Rule 13d-1 of the Rules and Regulations under the

Securities Exchange Act of 1934, as amended, by The Seagram Company Ltd., a

Canadian corporation ("Seagram"), relating to the Common Stock, par value

$.01 per share (the "Shares"), of Time Warner Inc., a Delaware corporation

(the "Company"), is hereby amended by restating Items 2 and 4 in their entirety as set forth under Items 2 and 4 below and by adding to Items 5, 6 and 7 the information set forth under Items 5, 6 and 7 below:


Item 2.  Identity and Background.
         -----------------------

          This Schedule 13D is filed by Seagram.  The principal executive offices of Seagram are located at 1430 Peel Street, Montreal, Quebec, Canada

H3A 1S9.

          Seagram operates in two global segments: beverages and

entertainment.  The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers,

beers and mixers throughout more than 150 countries and territories.  The entertainment company, Universal Studios, Inc., produces and distributes motion picture, television and home video products; produces and distributes recorded music; and operates theme parks and retail stores.

          Descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially own directly or indirectly approximately 35.4% of the outstanding common shares without nominal or par value of Seagram ("Common Shares").  Of that amount, Bronfman

Associates, a partnership of which Edgar M. Bronfman, his children and a trust established for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner,

along with a second trust established for the benefit of Edgar M. Bronfman and his descendants, own directly approximately 17.0% of the Common Shares,

                                               Page   4   of   13   Pages

trusts for the benefit of Charles R. Bronfman and his descendants own directly approximately 14.8% of the Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family own directly or indirectly approximately 1.7% of the Common Shares, Phyllis

Lambert owns directly or indirectly approximately 0.29% of the Common Shares,

a charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.94% of the Common Shares, another charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.17%

of the Common Shares, a charitable foundation of which Edgar M. Bronfman and

Charles R. Bronfman are among the trustees owns approximately 0.07% of the

Common Shares, a charitable foundation of which Phyllis Lambert is one of the directors owns less than 0.01% of the Common Shares, and Edgar M. Bronfman,

Charles R. Bronfman and their respective spouses and children own directly approximately 0.02% of the Common Shares.  In addition, such persons hold currently exercisable options to purchase an additional 0.98% of the Common

Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Exchange Act.  Percentages set forth in this Item 2 are based on the number of Common Shares outstanding as of October 31, 1997.

          Edgar M. Bronfman is Chairman of the Board of Seagram and a

director of Seagram.  Charles R. Bronfman is Co-Chairman of the Board and

Chairman of the Executive Committee of Seagram and a director of Seagram.

Edgar M. Bronfman, Charles R. Bronfman, Phyllis Lambert and the late Minda de

Gunzburg are siblings.

          Pursuant to a voting trust agreement, Charles R. Bronfman serves as voting trustee for Common Shares beneficially owned directly or indirectly by

Bronfman Associates, the aforesaid trusts established for the benefit of

Edgar M. Bronfman and his descendants, the aforesaid trusts established for the benefit of Charles R. Bronfman and his descendants, the first two of the four aforesaid charitable foundations and Charles R. Bronfman.  Pursuant to

                                               Page   5   of   13   Pages

another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Common Shares beneficially owned directly or indirectly by trusts for the benefit of the family of the late Minda de

Gunzburg and members of her immediate family.  Neither voting trust agreement contains restrictions on the right of the voting trustees to vote the deposited Common Shares.

          The Bronfman Family may be deemed to be in control of Seagram.

Information concerning the foregoing persons and entities, together with information concerning the directors and executive officers of Seagram, is contained in Schedule A attached hereto.

          During the last five years, neither Seagram, nor to the best knowledge of Seagram, any director or executive officer of Seagram (or any other person or entity set forth in Schedule A) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.   Purpose of Transaction.
          ----------------------

          As previously reported in the Schedule 13D, Seagram has been evaluating its options with respect to its remaining investment in the

Company, including additional sales of all or a portion of its Shares.

The transaction reported herein is consistent with that strategy.

          Except as set forth above, Seagram has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                               Page   6   of   13   Pages

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          On February 5, 1998, Seagram sold 15,000,000 Shares to Goldman,

Sachs & Co. for a price of $63.875.  As of such date, Seagram ceased to be the beneficial owner of more than 5% of the total number of outstanding

Shares and will no longer be required to report on Schedule 13D.

          As of the date hereof, Seagram beneficially owns an aggregate of

11,763,349 Shares, constituting approximately 2.3% of the total number of

Shares stated to be outstanding as of October 31, 1997 in the Company's Form

10-Q for the quarterly period ended September 30, 1997.  All of such Shares were acquired by Seagram Inc., a Delaware corporation and an indirect wholly owned subsidiary of Seagram ("Seagram Inc."), and all of such Shares are currently held by Seagram Inc.

          In addition, GW Capital Management, Inc., a Colorado corporation and an indirect majority owned subsidiary of Power Corporation of Canada,

a Canadian corporation of which Andre Desmarais, a director of Seagram, is the President and Co-Chief Executive Officer, has filed a Form 13F with the Securities and Exchange Commission, disclosing investment discretion and voting authority over 110,055 Shares and $4,000,000 face amount of Convertible

Senior Notes of the Company as of September 30, 1997.  Mr. Desmarais has

advised Seagram that while he has not made any investigation of the ownership of Shares by any other entity of which he may be an officer or director or in which Power Corporation of Canada has a direct or indirect interest, he does not know of any such ownership by any other such entity.

                                               Page   7   of   13   Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -----------------------------------

          In connection with the sale of Shares reported herein, Seagram agreed with Goldman, Sachs & Co. that, without the prior consent of Goldman,

Sachs & Co., it will not dispose of any additional Shares for a period of 30 days from February 5, 1998.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Press Release dated February 5, 1998.


                                   SIGNATURE

          After reasonable inquiry and to the best of my  knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.



DATED:  February 9, 1998

                               THE SEAGRAM COMPANY LTD.



                               By:  /s/ Daniel R. Paladino
                                  ------------------------
                                  Daniel R. Paladino
                                  Executive Vice President -
                                    Legal and Environmental
                                    Affairs

                                               Page   8   of   13   Pages

                                  SCHEDULE A


        1.  Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram.  The name of each person who is a director of Seagram is marked with an asterisk.  Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

     Name and              Principal Occupation
Business Address               or Employment                   Citizenship
----------------           --------------------                -----------

EDGAR M. BRONFMAN*         Chairman of the Board of Seagram    United States

THE HON. CHARLES R.        Co-Chairman of the Board and        Canada
  BRONFMAN, P.C., C.C.*    Chairman of the Executive
c/o Claridge Inc.          Committee of Seagram
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

EDGAR BRONFMAN, JR.*       Chief Executive Officer and         United States
                           President of Seagram

SAMUEL BRONFMAN II*        President of Seagram Chateau &      United States
2600 Campus Drive          Estate Wines Company (a division
Suite 160                  of a subsidiary of Seagram)
San Mateo, CA  94403

MATTHEW W. BARRETT,        Chairman and Chief Executive        Canada
O.C.*                      Officer of Bank of Montreal (a
First Bank Tower           financial institution)
68th Floor
First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1A1

LAURENT BEAUDOIN, C.C.*    Chairman and Chief Executive        Canada
800 Rene-Levesque Blvd.    Officer of Bombardier Inc. (a
  West                     transportation, aerospace and
30th Floor                 motorized products company)
Montreal, Quebec
Canada H3B 1Y8

                                               Page   9   of   13   Pages


     Name and              Principal Occupation
Business Address               or Employment                   Citizenship
----------------           --------------------                -----------

FRANK J. BIONDI, JR.*      Chairman and Chief Executive        United States
100 Universal City Plaza   Officer of Universal Studios,
Universal City, CA 91608   Inc.

RICHARD H. BROWN*          Chief Executive of Cable and        United States
124 Theobolds Road         Wireless plc (a provider of
London, England            international telecommunications
WC1X 8RX                   services)


THE HON. WILLIAM G.        Counsel to Tory                     Canada
  DAVIS, P.C., C.C.,       Tory DesLauriers & Binnington
  Q.C.*                    (attorneys)
Suite 3000, Aetna Tower
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2

ANDRE DESMARAIS*           President and Co-Chief Executive    Canada
751 Victoria Square        Officer of Power Corporation of
Montreal, Quebec           Canada (a holding and management
Canada H2Y 2J3             company) and Deputy Chairman of
                           Power Financial Corporation

MICHELE J. HOOPER*         Corporate Vice President,           United States
2211 Sanders Road          Caremark
Northbrook, IL  60062      International Inc. (a health
                           care services provider)


DAVID L. JOHNSTON,         Professor of Law at McGill          Canada
  C.C.*                    University (an educational
3690 Peel Street           institution)
Room 200
Montreal, Quebec
Canada H3A 1W9

THE HON. E. LEO KOLBER,    Member of The Senate of Canada      Canada
  SENATOR*
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

MARIE-JOSEE KRAVIS,        Senior Fellow of The Hudson         Canada and
  O.C.*                    Institute Inc. (a non-profit        Switzerland
625 Park Avenue            economics research institute)
New York, NY 10021

                                               Page   10   of   13   Pages


     Name and              Principal Occupation
Business Address               or Employment                   Citizenship
----------------           --------------------                -----------

ROBERT W. MATSCHULLAT*     Vice Chairman and                   United States
                           Chief Financial Officer
                           of Seagram

C. EDWARD MEDLAND*         President of Beauwood               Canada
121 King Street West       Investments Inc. (a private
Suite 2525                 investment company)
Toronto, Ontario
Canada M5H 3T9

SAMUEL MINZBERG*           President and Chief Executive       Canada
1170 Peel Street           Officer of Claridge Inc. (a
8th Floor                  management company)
Montreal, Quebec
Canada H3B 4P2

JOHN S. WEINBERG*          General Partner of Goldman,         United States
85 Broad Street            Sachs & Co. (investment bankers)
New York, NY  10004

JOHN D. BORGIA             Executive Vice President, Human     United States
                           Resources of Seagram

STEVEN J. KALAGHER         Executive Vice President of         United States
                           Seagram and President and Chief
                           Executive Officer, The Seagram
                           Spirits And Wine Group (a
                           division of a subsidiary of
                           Seagram)

ELLEN R. MARRAM            Executive Vice  President of        United States
                           Seagram and President and Chief
                           Executive Officer, Tropicana
                           Beverage Group (a division of a
                           subsidiary of Seagram)

DANIEL R. PALADINO         Executive Vice President, Legal     United States
                           and Environmental Affairs of
                           Seagram

                                               Page   11   of   13   Pages


     Name and              Principal Occupation
Business Address               or Employment                   Citizenship
----------------           --------------------                -----------

GABOR JELLINEK             Vice President, Production of       Canada
1430 Peel Street           Seagram and Executive Vice
Montreal, Quebec           President, Manufacturing, The
Canada H3A 1S9             Seagram Spirits And Wine Group
                           (a division of a subsidiary of
                           Seagram)

ARNOLD M. LUDWICK          Vice President of Seagram           Canada
c/o Claridge Inc.
1170 Peel St.
8th Floor
Montreal, Quebec
Canada H3B 4P2

JOHN R. PRESTON            Vice President, Finance of          United States
                           Seagram

MICHAEL C.L. HALLOWS       Secretary of Seagram                Canada



        2.  The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew

Bronfman, Harold R. Handler, Mayo O. Shattuck III and John L. Weinberg.  The

trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Trevor

Carmichael, Neville Leroy Smith, Bruce I. Judelson, Gary J. Gartner, Steven

H. Levin, Arnold M. Ludwick, Jeffrey D. Scheine and Robert S. Vineberg.  The

trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman, Dr. Guido Goldman and Leonard M. Nelson.

The directors of the first two charitable foundations referenced in Item 2 include Charles R. Bronfman, Stephen R. Bronfman and Arnold M. Ludwick, the

trustees of the third charitable foundation include Edgar M. Bronfman,

Charles R. Bronfman, Samuel Bronfman II, Edgar Bronfman, Jr., Robert W.

Matschullat and Daniel R. Paladino and the directors of the fourth charitable foundation include Phyllis Lambert, Matthew Bronfman and Stephen R. Bronfman.

Set forth below or under Part 1 above are the address, principal occupation or employment and citizenship of each person named in this Part 2.

                                               Page   12   of   13   Pages


     Name and              Principal Occupation
Business Address               or Employment                   Citizenship
----------------           --------------------                -----------

PHYLLIS LAMBERT            Architect                           Canada
1920 Baile Street
Montreal, Quebec
Canada H3H 2S6

MATTHEW BRONFMAN           Chief Executive Officer of          United States
30 West 26th Street        Perfumes Isabell, L.L.C. (a
2nd Floor                  perfume company)
New York, NY  10010

STEPHEN R. BRONFMAN        Private Investor                    Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN          Private Investor                    Canada
  HAUPTMAN
c/o Withers Solicitors
12 Gough Square
London, England EC4A 3DE

HAROLD R. HANDLER          Attorney whose professional         United States
425 Lexington Avenue       corporation is of counsel to
New York, NY  10017        Simpson Thacher & Bartlett
                           (attorneys)

MAYO O. SHATTUCK III       President and Chief Operating       United States
Alex. Brown & Sons         Officer of Alex. Brown & Sons
Incorporated               Incorporated
135 East Baltimore         (investment bankers)
Street
Baltimore, MD  21202

JOHN L. WEINBERG           Senior Chairman of Goldman,         United States
85 Broad Street            Sachs & Co.
New York, NY  10004        (investment bankers)

ROBERT S. VINEBERG         Partner of Goodman Phillips &       Canada
1501 McGill College        Vineberg (barristers and
  Avenue                   solicitors)
26th Floor
Montreal, Quebec
Canada H3A 3N9

GARY J. GARTNER            Resident Counsel of Goodman         Canada
430 Park Avenue            Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

STEVEN H. LEVIN            Resident Counsel of Goodman         United States
430 Park Avenue            Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

JEFFREY D. SCHEINE         Resident Counsel of Goodman         United States
430 Park Avenue            Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

                                               Page   13   of   13   Pages


     Name and              Principal Occupation
Business Address               or Employment                   Citizenship
----------------           --------------------                -----------


TREVOR CARMICHAEL, Q.C.    Barrister, Chancery Chambers        Barbados
Chancery Chambers,         (attorneys)
Chancery House
High Street
Bridgetown, Barbados

NEVILLE LEROY SMITH        Managing Director of Royal Bank     Barbados
Sunset Drive               of Canada (a financial
Pine Gardens               Institution)
St. Michael, Barbados

BRUCE I. JUDELSON          Partner of Bergman, Horowitz &      United States
157 Church Street          Reynolds, P.C. (attorneys)
New Haven, CT  06510

STANLEY N. BERGMAN         Partner of Bergman, Horowitz &      United States
157 Church Street          Reynolds, P.C. (attorneys)
New Haven, CT  06510

DR. GUIDO GOLDMAN          Director of German Studies at       United States
First Spring               the Center for European Studies
Corporation                at Harvard University and
499 Park Avenue            Chairman of First Spring
New York, NY  10022        Corporation   (an investment
                           company)

LEONARD M. NELSON          Shareholder of Bernstein, Shur,     United States
100 Middle Street          Sawyer & Nelson, P.C.
Portland, Maine  04104     (attorneys)